UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Moskowitz, David K.
   5701 South Santa Fe Drive
   Littleton, CO  80120
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Echostar Communications Corporation
   DISH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   5/31/02
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, General Counsel and Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |5/31/0|S   | |10,000            |D  |$25.5773   |325,915            |D     |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |5/31/0|S (1| |1,000             |D  |$25.5773   |37,785             |I     |(3)                        |
                           |2     |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |5/31/0|G (2|V|351               |D  |           |99,999             |I     |(4)                        |
                           |2     |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |17,009             |I     |(5)                        |
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                           |      |    | |                  |   |           |8,184              |I     |(6)                        |
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                           |      |    | |                  |   |           |1,328              |I     |(7)                        |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Reflects sale of shares by
foundation.
(2) Reflects gift of shares by Grantor Retained Annuity Trust
(GRAT).
(3) The shares were contributed by the reporting person to a charitable foundation. The reporting person is a member of the Board of Directors for the charitable foundation and has both investment control and voting power for the foundation. The reporting person disclaims beneficial ownership of the shares.
(4) The shares were contributed by the reporting person to a GRAT, for which there is an independent, third-party trustee, for the benefit of the reporting person's family.
(5) During March 2000, the Company issued additional shares of Class A Common Stock to EchoStar
Communications Corporation's 401(k) Employees' Savings Plan (the "Plan"). The number of shares reported in column 5 represents the total number of shares allocated to the reporting person's account through the Plan to date. The reporting person has dispositive, but no voting power with respect to the shares.
(6) The shares are held by the reporting person in trust for the benefit of the minor children of Charles W. Ergen, the Chief Executive Officer of the Company. The reporting person disclaims beneficial ownership of the shares.
(7) The shares are held by the reporting person as custodian for his minor children.
SIGNATURE OF REPORTING PERSON
                   David K. Moskowitz
DATE
              6/3/02